Exhibit 99.1

Foresight: Eye-Net Signs First Commercial Agreement with
SaverOne to Integrate and Commercialize Eye-Net™ Protect

Eye-Net and SaverOne will promote the partnership worldwide

through an integrated accident prevention solution

Ness Ziona, Israel – March 17, 2021 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), an innovator in automotive vision systems, announced today that its wholly owned subsidiary, Eye-Net Mobile Ltd., has signed a commercial cooperation agreement with SaverOne 2014 Ltd. (TASE: SAVR), a leader in providing an effective solution for cell phone distracted driving.

Subject to certain tests and criteria to be determined by the parties, Eye-Net will integrate its Eye-Net™ Protect solution in SaverOne’s product designed to prevent the use of texting applications by the driver while the vehicle is in motion.

Cell phone distracted driving is a leading cause of road accidents. According to research by the National Safety Council, 1.6 million car accidents in the United States are caused every year by texting while driving and 25% of all car crashes in the United States involve the use of a cell phone.

According to the agreement, the Eye-Net Protect solution will be integrated in the SaverOne solution in order to offer an additional protection layer and enhance its ability to prevent accidents by alerting drivers about potential collisions. Eye-Net’s integration in the SaverOne solution presents shared revenue stream potential that could be derived from offering optional features for an annual license fee.

The agreement also contemplates that SaverOne will introduce Eye-Net to certain companies with which it has business relationships, in consideration for 10% of the revenues received by Eye-Net under a commercial transaction with a third party introduced by SaverOne. In turn, Eye-Net will introduce SaverOne to Japanese vehicle manufacturers and business entities with which Eye-Net has business relationships.

“We are pleased to announce our joint venture with Eye-Net, SaverOne’s first partnership with a technology company, whose activities are also based on saving lives and reducing road accidents. The joint venture with Eye-Net will allow SaverOne to offer its customers a comprehensive safety suite that includes additional safety-related and accident prevention services,” said Ori Gilboa, CEO of SaverOne.

“Eye-Net is expanding its presence in the automotive world with this new commercial partnership with SaverOne, offering the integrated solution to various vehicle fleets. The synergy between the two companies and their products enhances driver protection, on top of existing Advanced Driver Assistance Systems (ADAS), potentially reducing the rate of road accidents and saving lives,” said Dror Elbaz, COO & Deputy CEO of Eye-Net Mobile. “Furthermore, I believe this Israeli collaboration will establish a new standard in tackling the number one distraction for drivers by reducing the use of mobile phones while driving.”

Eye-Net™ Protect is an intuitive and easy-to-use mobile application that provides real-time pre-collision alerts to drivers and vulnerable road users. The Eye-Net™ solution suite enhances road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Eye-Net Mobile, please visit www.eyenet-mobile.com, or follow the Company’s LinkedIn page, Eye-Net Mobile; Twitter, @EyeNetMobile1; and Instagram channel, Eyenetmobile1, the contents of which are not incorporated into this press release.

About SaverOne

SaverOne Ltd. (TASE: SAVR) is a technology company that offers a driver distraction prevention system, limiting the use of any mobile phone in the driver’s vicinity.

SaverOne’s patented breakthrough solution creates a safer driving environment by preventing access to distracting applications while enabling access to other applications, as defined by each organization’s safety policy. Such policy is being enforced seamlessly on any mobile phone in the driver’s vicinity, without the need for the driver’s cooperation, while leaving other mobiles phones in the vehicle unaffected.

For more information about SaverOne, visit www.saver.one, or join SaverOne on LinkedIn.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration, sensor fusion and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its agreement and collaboration with SaverOne, the integration of Eye-Net™ Protect solution in the SaverOne solution, and introductions to be made my SaverOne between Eye-Net and other companies. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

3